Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 31, 2007:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA	Mexico	53.7	(1)
Propimex, S.A. de C.V.	Mexico	53.7
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	53.7
Panamco México, S.A. de C.V.	Mexico	53.3
Industria Nacional de Gaseosas, S.A. (holding company of Colombian operations)	Colombia	52.5
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	44.6
Emprex Cerveza, S.A. de C.V. (Emprex Cerveza)	Mexico	100.0
FEMSA Cerveza	Mexico	100.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Emprex	Mexico	100.0
FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V.	Mexico	100.0
Oxxo Express, S.A. de C.V.	Mexico	100.0

(1)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.